Stealth Air Corp.

Brookhaven Airport

222 Grand Ave.

Shirley, NY 11967

May 19, 2017

VIA EDGAR

Ann Nguyen Parker

Assistant Director

Office of Transportation and Leisure

Division of Corporation Finance

Re:	Stealth Air Corp.
Offering Statement on Form 1-A Filed March 8, 2017 File No. 024-10682 REQUEST FOR ACCELERATION OF QUALIFCATION

Dear Ms. Nguyen Parker:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Stealth Air Corp. (the “Registrant”) hereby requests acceleration of the qualification date of its Offering Statement on Form 1-A (File No. 024-10682), as amended (the “Offering Statement”), so that it may become qualified at 4:00 p.m. Eastern Daylight Time on May 23, 2017, or as soon as practicable thereafter. There are no underwriters of the issuance of the securities being registered to join this request for acceleration.

The Registrant hereby authorizes Arden E. Anderson, of Austin Legal Group, APC, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, qualify the Offering Statement, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Offering Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of qualifying the Offering Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such qualifying by a telephone call to Ms. Anderson at (619) 924-9600. We also respectfully request that a copy of the written order from the Commission verifying the qualifying time and date of such Offering Statement be sent to Ms. Anderson via facsimile at (619) 881-0045.

Best Regards,
Stealth Air Corp.

/s/ Ezra Green
Ezra Green
Chief Executive Officer